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                                   UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   SCHEDULE 13D

                   Under the Securities and Exchange Act of 1934
                                (Amendment No. 7)*

              First Union Real Estate Equity and Mortgage Investments
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                                 (Name of Issuer)

                           Shares of Beneficial Interest
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                          (Title of Class of Securities)

                                    337400-10-5
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                                  (CUSIP Number)

                     Marc C. Krantz, Kohrman Jackson & Krantz,
             1375 East 9th Street, Cleveland, Ohio 44114, 216-736-7204
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             (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)

                                 December 13, 1995
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              (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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
                                   SCHEDULE 13D
CUSIP NO. 337400-10-5
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Turkey Vulture Fund XIII, Ltd.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                       (b) [x]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                 [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Ohio
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       NUMBER OF         7    SOLE VOTING POWER

        SHARES                0
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     BENEFICIALLY        8    SHARED VOTING POWER

       OWNED BY
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         EACH            9    SOLE DISPOSITIVE POWER

      REPORTING               1,690,500
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        PERSON           10   SHARED DISPOSITIVE POWER

         WITH
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,690,500
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.2%
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14   TYPE OF REPORTING PERSON*
     00
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
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CUSIP No. 337400-10-5

     This Amendment No. 7 to Schedule 13D Statement is filed on behalf of TURKEY VULTURE FUND XIII, LTD., an Ohio limited liability company (the "Fund"), for the purpose of reporting that it and Richard M. Osborne, the Fund's sole managing member ("RMO"), have entered into a Settlement and Standstill Agreement (the "Settlement Agreement"), dated as of December 13, 1995, with First Union Real Estate Equity and Mortgage Investments ("First Union").

Item 4.   Purpose of Transaction.

     Item 4 is amended and supplemented as follows:

     On December 13, 1995, the Fund entered into the Settlement Agreement pursuant to which the parties agreed, among other matters, to execute stipulations of dismissal with prejudice of all claims that were asserted by the parties against each other in the actions First Union v. RMO, the Fund, et al. (No. 1:95CV0274) in the U.S. District Court for the Northern District of Ohio (the "First Union Action") and The Fund and RMO v. First Union, et al. (No. 297673) in Common Pleas Court of Cuyahoga County, Ohio (the "Fund Action" and, together with the First Union Action, the "Litigation"). Under the Settlement Agreement, First Union agreed to purchase, or to cause its nominee to purchase, from the Fund 950,000 shares of beneficial interest, par value $1.00 per share (the "Stock"), at the average trading price of the Stock from January 3, 1995 through December 8, 1995, which price has been determined and agreed by the parties to be $7.50. The purchase will occur no later than January 10, 1995. First Union will pay to the Fund the dividend declared on the Stock on December 6, 1995.

     The Settlement Agreement has a term of ten years. It provides that neither RMO, the Fund nor any of their affiliates will, without the prior written consent of First Union, acquire any additional voting securities of First Union ("Voting Stock") and that neither RMO, the Fund nor their affiliates will, without the prior written consent of the Board of Trustees of First Union, sell, transfer or otherwise dispose of any shares of Voting Stock except: (1) in the event of merger, consolidation, business combination, tender or exchange offer, restructuring, recapitalization or similar transaction, which transaction is approved by the Board of Trustees; (2) in privately negotiated transactions of not more than 1% of the then-outstanding Voting Stock in any single transaction or series of transactions; or (3) in open-market transactions, executed by a registered broker or dealer who receives no more than the usual and customary broker's commission, that do not involve the sale of more than 25% of the average trading volume in the Stock over the prior 4 weeks. RMO agreed (a) to deliver to First Union copies of monthly broker transaction reports reflecting transactions by RMO and the Fund in the Stock,
(b) not to take any action that would result in the distribution of the Stock to the members of the Fund, and (c) to promptly notify First Union in the event that RMO or the Fund receive any margin calls with respect to the Stock, and to the extent RMO and the Fund fail to meet such margin calls, to allow First Union to purchase, at the then-current market price, any Stock subject to such margin calls.

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CUSIP No. 337400-10-5

     Under the terms of the Settlement Agreement, each of RMO, the Fund and their affiliates has agreed that none will, without the prior written consent of the Board of Trustees: (1) take any action to acquire control or influence the management, Board of Trustees or policies of First Union; (2) make or participate in any solicitation of proxies or consents with respect to any Voting Stock or become a participant in any election contest with respect to trustees of First Union; (3) call or seek to call a special meeting of shareholders of First Union; (4) seek, directly or indirectly, any list of holders of Voting Stock; (5) initiate, propose or otherwise solicit holders of Voting Stock for the approval of one or more shareholder proposals; (6) form, join or in any way participate in a "group" as defined in Regulation 13D under the Securities Exchange Act of 1934, as amended, with respect to Voting Stock;
(7) seek or propose any merger, consolidation, business combination, tender or exchange offer, sale or purchase of assets or securities, restructuring, recapitalization, or similar transaction of or involving First Union; or (8) enter into any arrangements, understanding or agreements with, or advise, assist or encourage any other person in connection with the foregoing. Each of RMO, the Fund and their affiliates has agreed that it will, except with the prior written consent of the Board of Trustees, vote all Voting Stock beneficially owned by them in the manner recommended by the management of First Union.

     Under the Settlement Agreement, the parties agreed to release the other parties and such other parties' present and former trustees, officers, members and affiliates from all manner of claims, actions and causes of action that each now has or may have by reason of any matter alleged or asserted, or relating to the matters alleged or asserted, in the Litigation, except for any actions or causes of action arising by reason of breach of the Settlement Agreement. The parties indemnified each other for any breaches of such release by the parties' present and former trustees, officers, members and affiliates.

     RMO and First Union have also entered into an agreement under which an affiliate of RMO may purchase on market terms certain office property owned by First Union. The purchase is subject to normal contingencies, including environmental due diligence.

     A copy of the Settlement Agreement is filed as Exhibit 7.17 hereto and is incorporated herein by reference and copy of the joint press release of RMO, the Fund and First Union is attached as Exhibit 7.18 hereto. The foregoing description of the Settlement Agreement is qualified in its entirety by reference to the text of such Agreement.


Item 5.   Interest in Securities of the Issuer.

     Item 5 is amended and supplemented as follows:

     (a) According to the most recently available filing with the Securities and Exchange Commission by First Union, there are 18,435,057 shares of the Stock outstanding. The Fund beneficially owns 1,690,500 shares of Stock, or approximately 9.2% of the outstanding Stock.

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CUSIP No. 337400-10-5

     (b) The Fund, and RMO as sole managing member thereof, has the sole power to dispose, or to direct the disposition of, the 1,690,500 shares of Stock owned by the Fund. Under the Settlement Agreement, First Union agreed to purchase, or to cause its nominee to purchase, from the Fund 950,000 shares of the Stock, and the Fund agreed that it will, except with the prior written consent of the Board of Trustees of First Union, vote all Stock (and other voting securities of First Union, if any) beneficially owned by it in the manner recommended by the management of First Union.

          (c) Under the Settlement Agreement, First Union agreed to purchase, or to cause its nominee to purchase, from the Fund 950,000 shares of the Stock at the average trading price of the Stock from January 3, 1995 through December 8, 1995, which price has been determined and agreed by the parties to be $7.50. The purchase will occur no later than January 10, 1995.

          The foregoing description of the Settlement Agreement in this Item 5 is qualified in its entirety by reference to the text of such Agreement.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.


          Item 6 is amended and supplemented as follows:

          Reference is made to Item 4 above regarding the Settlement Agreement entered into by the Fund, RMO and First Union, which is incorporated herein by reference.


Item 7.   Material to be Filed as Exhibits.

          Exhibit 7.17  --  Settlement and Standstill Agreement, dated as of
                            December 13, 1995

          Exhibit 7.18  --  Joint Press Release dated December 13, 1995





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CUSIP No. 337400-10-5

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              TURKEY VULTURE FUND XIII, LTD.



Dated: December 13, 1995      /s/ Richard M. Osborne
                              -------------------------------
                              Richard M. Osborne
                              Managing Member
































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                                   EXHIBIT INDEX



          Exhibit 7.17   --   Settlement and Standstill Agreement, dated as of
                              December 13, 1995


          Exhibit 7.18   --   Joint Press Release dated December 13, 1995